RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 07:00:09 11 March 2025 RNS Number : 0870A Unilever PLC 11 March 2025 TRANSACTIONS IN OWN SECURITIES 11 March 2025 Unilever PLC (the "Company") announces today that it has purchased the following nu ordinary shares on the London Stock Exchange from Goldman Sachs International ("th The repurchased shares will be held in treasury. Ordinary Shares Date of purchase: 10 March 2025 Number of ordinary shares purchased: 85,000 Highest price paid per share: GBP 47.4500 Lowest price paid per share: GBP 46.3900 Volume weighted average price paid per share: GBP 46.9541 Such purchases form part of the Company's existing share buy-back programme and we pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date. Following the purchase of these shares, Unilever holds 53,012,266 of its ordinary share and has 2,515,535,553 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBP) Aggregated volume LSE 46.9541 85,000 BATS 0.0000 0 Chi-X 0.0000 0 Turquoise 0.0000 0 Aquis 0.0000 0 Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the U Market Abuse Regulation), a full breakdown of the individual trades made by the Broke the Company as part of the buy-back programme is detailed below: Quantity bought Price (GBP) Trading Venue Tim 722 46.39 XLON 09 647 46.40 XLON 09 200 46.39 XLON 09 424 46.39 XLON 09 179 46.39 XLON 09 158 46.39 XLON 09 43 46.46 XLON 09 259 46.46 XLON 09 285 46.47 XLON 09 264 46.45 XLON 09 157 46.50 XLON 09 53 46.50 XLON 09 280 46.51 XLON 09 265 46.51 XLON 09 263 46.51 XLON 09 255 46.52 XLON 09 250 46.51 XLON 09 253 46.48 XLON 09 253 46.49 XLON 09 255 46.50 XLON 09 255 46.53 XLON 09 178 46.57 XLON 09 285 46.55 XLON 09 95 46.51 XLON 09 177 46.51 XLON 09 262 46.54 XLON 09 258 46.55 XLON 10 261 46.56 XLON 10 48 46.55 XLON 10 211 46.55 XLON 10 257 46.60 XLON 10 249 46.60 XLON 10 247 46.62 XLON 10 256 46.61 XLON 10 247 46.63 XLON 10 132 46.60 XLON 10 121 46.60 XLON 10 253 46.57 XLON 10 256 46.58 XLON 10 252 46.64 XLON 10 250 46.65 XLON 10 248 46.68 XLON 10 247 46.68 XLON 10 245 46.66 XLON 10 255 46.59 XLON 10 256 46.60 XLON 10 253 46.56 XLON 10 245 46.60 XLON 10 251 46.60 XLON 10 175 46.58 XLON 10 81 46.58 XLON 10 250 46.57 XLON 10 245 46.59 XLON 10 245 46.60 XLON 10 45 46.58 XLON 10 370 46.59 XLON 10 209 46.61 XLON 10 75 46.61 XLON 10 217 46.63 XLON 10 52 46.63 XLON 10 260 46.64 XLON 10 248 46.65 XLON 11 252 46.66 XLON 11 254 46.67 XLON 11 254 46.66 XLON 11 249 46.65 XLON 11 245 46.64 XLON 11 253 46.61 XLON 11 249 46.61 XLON 11 249 46.70 XLON 11 248 46.70 XLON 11 248 46.73 XLON 11 253 46.73 XLON 11 252 46.74 XLON 11 169 46.73 XLON 11 86 46.73 XLON 11 258 46.73 XLON 11 257 46.73 XLON 11 254 46.75 XLON 11 255 46.73 XLON 11 211 46.76 XLON 11 43 46.76 XLON 11 255 46.73 XLON 11 231 46.71 XLON 11 20 46.71 XLON 11 256 46.69 XLON 11 256 46.70 XLON 11 261 46.71 XLON 11 257 46.70 XLON 11 259 46.69 XLON 11 249 46.72 XLON 11 256 46.73 XLON 11 217 46.75 XLON 11 40 46.75 XLON 11 100 46.74 XLON 12 154 46.74 XLON 12

257 46.74 XLON 12 260 46.74 XLON 12 256 46.71 XLON 12 251 46.71 XLON 12 255 46.70 XLON 12 247 46.71 XLON 12 251 46.72 XLON 12 251 46.73 XLON 12 256 46.73 XLON 12 255 46.74 XLON 12 258 46.75 XLON 12 35 46.74 XLON 12 349 46.73 XLON 12 50 46.72 XLON 12 280 46.72 XLON 12 272 46.72 XLON 12 89 46.71 XLON 12 183 46.72 XLON 12 167 46.72 XLON 12 93 46.68 XLON 12 197 46.68 XLON 12 314 46.67 XLON 12 100 46.64 XLON 12 150 46.64 XLON 12 29 46.68 XLON 12 356 46.72 XLON 12 298 46.70 XLON 12 58 46.71 XLON 12 252 46.72 XLON 12 256 46.74 XLON 12 253 46.75 XLON 12 259 46.74 XLON 12 259 46.76 XLON 13 256 46.78 XLON 13 259 46.77 XLON 13 255 46.76 XLON 13 253 46.73 XLON 13 1 46.71 XLON 13 257 46.71 XLON 13 262 46.71 XLON 13 259 46.70 XLON 13 256 46.69 XLON 13 87 46.72 XLON 13 100 46.75 XLON 13 233 46.75 XLON 13 299 46.79 XLON 13 89 46.83 XLON 13 69 46.83 XLON 13 308 46.80 XLON 13 17 46.80 XLON 13 294 46.77 XLON 13 275 46.78 XLON 13 267 46.80 XLON 13 261 46.84 XLON 13 257 46.86 XLON 13 255 46.85 XLON 13 194 46.80 XLON 13 52 46.80 XLON 13 257 46.80 XLON 13 252 46.79 XLON 13 99 46.80 XLON 13 48 46.79 XLON 13 50 46.79 XLON 13 50 46.79 XLON 13 9 46.79 XLON 13 41 46.79 XLON 13 353 46.83 XLON 13 319 46.89 XLON 13 89 46.88 XLON 13 246 46.91 XLON 13 247 46.92 XLON 13 275 46.91 XLON 13 266 46.93 XLON 13 275 46.94 XLON 13 270 46.93 XLON 13 178 46.95 XLON 13 83 46.95 XLON 13 265 46.90 XLON 13 260 46.92 XLON 13 3 46.93 XLON 13 250 46.93 XLON 13 259 46.92 XLON 13 258 46.91 XLON 13 257 46.96 XLON 13 252 46.98 XLON 13 61 46.98 XLON 13 184 46.98 XLON 13 251 46.96 XLON 13 254 46.94 XLON 13 150 46.92 XLON 13 138 46.93 XLON 13 209 46.95 XLON 13 44 46.95 XLON 13 246 46.97 XLON 13 249 46.97 XLON 13 224 46.95 XLON 13 273 46.97 XLON 13 265 46.98 XLON 13 268 46.97 XLON 13 270 46.98 XLON 13 258 46.97 XLON 13 251 46.99 XLON 13 252 47.02 XLON 13 250 47.00 XLON 13 253 47.06 XLON 14 247 47.06 XLON 14 249 47.08 XLON 14 245 47.07 XLON 14 20 47.02 XLON 14 44 47.02 XLON 14 102 47.02 XLON 14 88 47.02 XLON 14 256 47.03 XLON 14 247 47.04 XLON 14 257 47.06 XLON 14 253 47.10 XLON 14 249 47.11 XLON 14 253 47.12 XLON 14 252 47.12 XLON 14 248 47.16 XLON 14 100 47.14 XLON 14 100 47.14 XLON 14 123 47.10 XLON 14 324 47.07 XLON 14 311 47.06 XLON 14 286 47.10 XLON 14 282 47.15 XLON 14 275 47.21 XLON 14 256 47.20 XLON 14 259 47.20 XLON 14 266 47.17 XLON 14 269 47.18 XLON 14 267 47.21 XLON 14 268 47.21 XLON 14 212 47.23 XLON 14 50 47.23 XLON 14 270 47.23 XLON 14 274 47.22 XLON 14 263 47.25 XLON 14 278 47.24 XLON 14 280 47.24 XLON 14 261 47.24 XLON 14 266 47.22 XLON 14 199 47.24 XLON 14 151 47.23 XLON 14 131 47.23 XLON 14 270 47.25 XLON 14 259 47.25 XLON 14 254 47.23 XLON 14 263 47.25 XLON 14 249 47.28 XLON 14 263 47.28 XLON 14 250 47.32 XLON 14 101 47.30 XLON 14 151 47.30 XLON 14 250 47.29 XLON 14 248 47.30 XLON 14 245 47.33 XLON 14 248 47.32 XLON 14 246 47.33 XLON 14

246 47.33 XLON 14 261 47.35 XLON 14 256 47.38 XLON 14 226 47.40 XLON 14 51 47.40 XLON 14 64 47.40 XLON 14 99 47.40 XLON 14 234 47.40 XLON 14 331 47.39 XLON 14 303 47.36 XLON 14 282 47.37 XLON 14 290 47.35 XLON 14 289 47.36 XLON 14 71 47.36 XLON 14 194 47.36 XLON 14 265 47.33 XLON 15 262 47.32 XLON 15 269 47.34 XLON 15 265 47.33 XLON 15 273 47.35 XLON 15 265 47.34 XLON 15 258 47.33 XLON 15 249 47.36 XLON 15 110 47.35 XLON 15 150 47.35 XLON 15 247 47.39 XLON 15 357 47.37 XLON 15 259 47.41 XLON 15 247 47.40 XLON 15 276 47.40 XLON 15 151 47.43 XLON 15 62 47.43 XLON 15 61 47.43 XLON 15 428 47.42 XLON 15 288 47.45 XLON 15 245 47.43 XLON 15 249 47.42 XLON 15 324 47.42 XLON 15 10 47.42 XLON 15 345 47.39 XLON 15 299 47.30 XLON 15 152 47.30 XLON 15 461 47.25 XLON 15 417 47.22 XLON 15 200 47.22 XLON 15 279 47.22 XLON 15 448 47.14 XLON 15 192 47.17 XLON 15 118 47.17 XLON 15 22 47.16 XLON 15 293 47.16 XLON 15 402 47.16 XLON 15 435 47.18 XLON 15 414 47.15 XLON 15 436 47.14 XLON 15 1 47.18 XLON 15 436 47.18 XLON 15 64 47.16 XLON 15 390 47.16 XLON 15 437 47.15 XLON 15 247 47.13 XLON 15 247 47.10 XLON 15 328 47.12 XLON 15 245 47.15 XLON 15 319 47.14 XLON 15 245 47.13 XLON 15 208 47.16 XLON 15 107 47.16 XLON 15 304 47.17 XLON 15 407 47.17 XLON 15 382 47.14 XLON 16 47 47.14 XLON 16 460 47.14 XLON 16 106 47.20 XLON 16 329 47.20 XLON 16 246 47.20 XLON 16 248 47.19 XLON 16 419 47.15 XLON 16 205 47.15 XLON 16 45 47.15 XLON 16 179 47.14 XLON 16 80 47.14 XLON 16 358 47.15 XLON 16 337 47.14 XLON 16 446 47.14 XLON 16 411 47.13 XLON 16 272 47.15 XLON 16 169 47.14 XLON 16 296 47.14 XLON 16 419 47.12 XLON 16 204 47.11 XLON 16 226 47.11 XLON 16 235 47.13 XLON 16 98 47.13 XLON 16 88 47.13 XLON 16 299 47.12 XLON 16 260 47.12 XLON 16 452 47.12 XLON 16 271 47.13 XLON 16 275 47.13 XLON 16 82 47.12 XLON 16 262 47.12 XLON 16 275 47.11 XLON 16 133 47.12 XLON 16 293 47.12 XLON 16 269 47.12 XLON 16 455 47.11 XLON 16 393 47.10 XLON 16 356 47.11 XLON 16 314 47.10 XLON 16 278 47.08 XLON 16 262 47.07 XLON 16 6 47.07 XLON 16 158 47.07 XLON 16 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.